August 23, 2013

Via EDGAR and United Parcel Service

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Tungsten Corp.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 26, 2013
Form 10-Q for the Quarterly Period Ended April 30, 2013
Filed June 14, 2013
File No. 000-54342

Dear Mr. Thompson:

We are responding to the comments in the letter from the Staff dated August 9, 2013 relating to Tungsten Corp.’s (the “Company”)  Annual Report on Form 10-K filed on April 26,  2013 (the “Annual Report”) and the Company’s Quarterly Report on Form 10-Q filed on June 14, 2013 (the “Quarterly Report”).  We are including a courtesy marked copy of the Company’s Amendment No. 1 to the Annual Report on Form 10-K/A (the “Amended Annual Report”) indicating the changes made thereon from the initial version of this report filed with the Commission.

The responses below have been numbered to correspond with the comments in your August 9, 2013 letter.

Form 10-K for the Fiscal Year Ended January 31, 2013

Item 9A. Controls and Procedures, page 31

Management’s Report on  Internal Control Over  Financial Reporting, page 31

1.  Please provide a report of management on your internal control over financial reporting that contains the following information in accordance with Item 308 of Regulation S-K:

•	A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

•	A statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial; and

•
Management's assessment of the effectiveness of internal control over financial reporting as of January 31, 2013, including a statement as to whether or not internal control over financial reporting is effective.

Securities and Exchange Commission
Division of Corporate Finance
August 23, 2013

Company Response 1:

The Company respectfully informs the Staff that it has revised the report of management on our internal controls over financial reporting in the Amended Annual Report to include the information required under Item 308 of Regulation S-K.

Signatures, page 42

2. The report must be signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions.  Any person who occupies more than one of the specified positions should indicate each capacity in which he or she signs the report.  Refer to General Instruction D(2) of Form 10-K.  Please revise to include the required signatures and/or indicate each capacity in which each person signs the report.

Company Response 2:

The Company respectfully informs the Staff that the Amended Annual Report has been signed in accordance with General Instruction D(2) of Form 10-K.  We note that the Company has two directors and both are providing their signature to the Amended Annual Report.

Form 10-Q for the Quarterly Period Ended April 30, 2013

Part I. Financial Information

Item 1. Financial Statements

3.  We note that you accounted for and presented the acquisition of Nevada Tungsten Holdings Ltd. as a reverse recapitalization.  In a reverse recapitalization, the shareholders of the company acquired obtain the majority of the voting equity or otherwise gain control of the combined entity.  Since the number of common shares issued to acquire Nevada Tungsten Holdings Ltd. represented only 4.5% of your issued and outstanding shares as of the acquisition date, it appears that the shareholders of Tungsten Holdings Ltd. did not obtain control of Tungsten Corp.  Please tell us your basis in GAAP for accounting for the acquisition as a reverse recapitalization rather than a business combination with Tungsten Corp. being the legal and accounting acquirer and Nevada Tungsten Holdings Ltd. being the legal and accounting acquiree.

Securities and Exchange Commission
Division of Corporate Finance
August 23, 2013

Company Response 3:

The Company respectfully informs the Staff that on April 8, 2013, the Company closed a voluntary share exchange transaction pursuant to a stock exchange agreement (“SEA”) with Guy Martin (the “Stockholder”) and Nevada Tungsten Holdings Ltd. (“Tungsten”). Pursuant to the terms of the SEA, the Company acquired all of the issued and outstanding shares of Tungsten’s common stock from Guy Martin.  The sole asset of Tungsten is an option to acquire all tungsten rights in regards to 32 patented and unpatented mining claims situated in White Pine Country, Nevada pursuant to an option agreement by and between Viscount Nevada Holdings Ltd. and Tungsten.

Immediately prior to the share exchange transaction on April 8, 2013, the Company had 66,000,000 common shares issued and outstanding. Simultaneously with the closing of the transactions contemplated by the SEA, the Company’s then majority stockholder, surrendered 3,000,000 shares of the Company's common stock to the Company for cancellation.

As a result of the SEA, the Company issued 3,000,000 common shares for the acquisition of 100% of the issued and outstanding shares of Tungsten.  Even though the shares issued only represented approximately 4.3% of the issued and outstanding common stock of the Company immediately after the consummation of the SEA, the Stockholder completely took over and controlled the board of directors and management of the Company upon acquisition.  The change of control was effected through the resignation of Mr. Douglas Oliver as President, Chief Executive Officer, Treasurer, Chief Financial Officer, and Secretary on April 8, 2013, and the appointment of the Stockholder as the Company’s  President, Chief Executive Officer, Treasurer, Chief Financial Officer, Secretary and director.

When determining whether a business combination effected by exchanging equity interests should be deemed a reverse acquisition, the following factors may be considered in identifying the acquirer in such business combination:

•
The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. As previously stated, there was no change in majority voting rights after the share exchange transaction.

•
The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity. Although the share exchange transaction did not result in the Stockholder holding a majority ownership interest in the Company, it did result in the Stockholder holding a large minority voting interest in the Company, with no other significant voting interests held by any other owners or groups of owners, other than the voting interests held by Mr. Oliver, who holds the same number of shares as the Stockholder.

Securities and Exchange Commission
Division of Corporate Finance
August 23, 2013

•
The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. The Stockholder is one of two members of the board of directors and there are no majority shareholders within the Company and we are not aware of any voting blocks of shareholders within the Company.

•
The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity. The Stockholder became the sole executive officer of the Company and is one of two directors on the Company’s board of directors.  As such, the Stockholder has the ability to affect the composition of the governing body of the Company and to dominate the senior management of the Company.

•
The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities. The Company had a stockholder deficit of $39,871 prior to the share exchange transaction. Tungsten had a stockholder deficit of $21,599 prior to the share exchange transaction. Therefore, based solely of the stockholders’ equity amount, the Company paid a slight negligible premium for Tungsten. However, given that Tungsten was a private company and the Company was not trading in the marketplace prior to the share exchange transaction, there is no definitive calculation that any premium was paid by the Company in the acquisition of Tungsten.

For the reasons set forth in our discussion above, the merger between the Company and Tungsten has been treated as a reverse acquisition for financial statement reporting purposes, with Tungsten deemed the accounting acquirer and the Company deemed the accounting acquiree under the acquisition method of accounting in accordance with section 805-10-55 of the FASB Accounting Standards Codification.  The reverse acquisition is deemed a capital transaction and the net assets of Tungsten (the accounting acquirer) are carried forward to the Company (the legal acquirer and the reporting entity) at their carrying value before the acquisition.  The acquisition process utilizes the capital structure of the Company and the assets and liabilities of Tungsten which are recorded at their historical cost.  The equity of the Company is the historical equity of Tungsten retroactively restated to reflect the number of shares issued by the Company in the transaction.

Securities and Exchange Commission
Division of Corporate Finance
August 23, 2013

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated August 9, 2013.  Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please also fax a copy of any subsequent correspondence to our attorney (Greenberg Traurig LLP, attn.: Mark Lee) at (916) 448-1709 or via email (leema@gtlaw.com).  If you have any questions regarding this response, please do not hesitate to contact me directly.

Best regards, /s/ Guy Martin Guy Martin President, Secretary and Treasurer
Encl.

Securities and Exchange Commission
Division of Corporate Finance
August 23, 2013

ACKNOWLEDGEMENT

In connection with Tungsten Corp.’s (the “Company”) letter dated August 22, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TUNGSTEN CORP.

/s/ Guy Martin
Guy Martin
President, Secretary and Treasurer